UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2007

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐         40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:        ☐            No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: July 30, 2007

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DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1	Business Acquisition Report, dated July 30, 2007
99.2	Appendix A: Audited Financial Statements of AirLink Communications, Inc. for the years ended December 31, 2006 and December 31, 2005
99.3	Appendix B: Interim Financial Statements of AirLink Communications, Inc. for the three months ended March 31, 2007
99.4	Appendix C: Interim Financial Statements of AirLink Communications, Inc. for the three months ended March 31, 2006
99.5	Appendix D: Pro Forma Consolidated Financial Statements of Sierra Wireless, Inc.

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